UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer ID No. 60.746.948/0001-12

Summary voting map (Remote Voting Form) for the Shareholders’

Meetings to be held on March 12, 2018, at 4:15 p.m.

     Banco Bradesco S.A. informs its shareholders, clients and the market in general, according to CVM Instruction No. 481/09, as amended, that it has received on this date the summary voting map (Attachment), regarding the voting instructions, consolidated in remote voting forms received from the custodian bank, to each one of the matters to be analyzed, discussed and voted on the Annual and Special Shareholders’ Meetings to be cumulatively held on March 12, 2018, with the indications of total approvals, rejections and abstentions to each matter set out in the Agenda.

Cidade de Deus, Osasco, SP, March 9, 2018

Banco Bradesco S.A.

Alexandre da Silva Glüher
Executive Vice President Chief Risk Officer (CRO) and
Investor Relations Officer

Seat – Asset Bookkeeping System Slip Summary Voting Map (Remote Voting)	Issued on: March 9, 2018 – 4:50 p.m.

Final Voting Map

Company:	00001 – BANCO BRADESCO S.A.
BVMF Meeting Code:	000000000000000338
Type of Meeting:	Shareholders’ Meeting
Date of Meeting:	March 12, 2018
Voting Period:	February 7, 2018	Meeting Time:	4:15 p.m.
		Until:	March 6, 2018

		Quantity of Shares
Resolution Quorum	Approve	Reject	Abstain
	(YES)	(NO)
0006 - To amend the term of office of the Managers,	57,156,386	9,407,765	19,460
of the members of the Remuneration Committee and
of the Ombudsman, changing the Paragraph Three of
Article 7, the "caput" and Paragraph One of Article 12
and the “caput” of Articles 8, 22 and 23
0007 – To amend the age limit to take office on the	66,583,611	-	-
Board of Executive Officers, changing Article 7,
including the Paragraph Four, the Paragraph Two of
Article 12 and Articles 18 and 19
0008 - To include the responsibilities to the Board of	66,583,611	-	-
Directors to position themselves on corporate
transactions that can lead to change of control and on
public offer for acquisition of shares of the Company,
changing Article 9, including items "j" and "k" and
renumbering the subsequent items
0009 - To allow the Chairman of the Board of	66,583,611	-	-
Directors or his statutory substitute to appoint the
President of the Shareholders’ Meetings, changing
the "caput" of Article 10 and letter "b" of Article 24
0010 - To amend the Sole Paragraph of Article 1, as a	66,583,611	-	-
result of the amendment of the corporate name of
BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e
Futuros
0011 - To amend the Article 11, concerning the	66,583,611	-	-
number of regular meetings of the Board of Directors
0012 - To include the letter "g" in the Paragraph Three	66,583,611	-	-
of Article 13, concerning the representation of the
Company before the certifying entities
0013 - To amend the Article 14, to give greater	66,583,611	-	-
transparency to the activities already carried out by
the Management
0014 - To amend the Article 16, concerning the	66,583,611	-	-
nomination of a substitute in the Board of Executive
Officers, by the Board of Directors, in the event of a
vacancy, absence or temporary impediment.
0015 - To amend the Article 17, on the representation	66,583,611	-	-
of the Company in companies and/or external entities.
0016 - To amend the Item III of Article 27, improving	66,583,611	-	-
its wording, without changing its content.
Banco Bradesco S.A.
Shares and Custody Department

Seat – Asset Bookkeeping System Slip Summary Voting Map (Remote Voting)	Issued on: March 9, 2018 – 4:50 p.m.

Final Voting Map

Company:	00001 – BANCO BRADESCO S.A.
BVMF Meeting Code:	000000000000000340
Type of Meeting:	Shareholders’ Meeting
Date of Meeting:	March 12, 2018
Voting Period:	February 7, 2018	Meeting Time:	4:15 p.m.
		Until:	March 6, 2018

		Quantity of Shares
Resolution Quorum	Approve	Reject	Abstain
	(YES)	(NO)
0001 - Acknowledge the management accounts and	79,216,664	-	16,221,604
examine, discuss and vote on the Financial Statements
related to the fiscal year ended on December 31,
2017;
0002 – Resolve on the proposal of the Board of	79,216,664	-	16,221,604
Directors for the allocation of the net income of the
fiscal year 2017.
0003 - Proposal of the controlling shareholders for the	79,178,040	-	16,260,228
Board of Directors to have 9 (nine) members.
0004 - Do you want to request the adoption of	-	21,247,136	74,191,132
multiple voting process for the election of the Board
of Directors, pursuant the provisions of Act No.
6,404/76?
0005 - Appointment of candidates for the board of
directors (the shareholder may appoint as many
candidates as the number of vacancies to be filled in
the general election)
Candidates:
Alexandre da Silva Glüher	29,852,173	49,364,491	16,221,604
Carlos Alberto Rodrigues Guilherme	27,472,121	46,400,599	21,565,548
Denise Aguiar Alvarez	30,260,174	43,612,546	21,565,548
Domingos Figueiredo de Abreu	21,878,198	52,033,146	21,526,924
João Aguiar Alvarez	30,260,174	43,612,546	21,565,548
Josué Augusto Pancini	29,852,173	49,364,491	16,221,604
Luiz Carlos Trabuco Cappi	27,556,239	51,660,425	16,221,604
Maurício Machado de Minas	29,852,173	49,364,491	16,221,604
Milton Matsumoto	19,005,204	54,867,516	21,565,548
0006 - In case of adoption of the election process by	-	-	95,438,268
multiple voting, do you wish to distribute the votes
corresponding to your shares in equal percentages by
the candidates you chose?
0007 - View of all candidates to appoint the %	-	-	-
(percentage) of votes to be distributed
Candidates:	-	-	-
Alexandre da Silva Glüher	-	-	-
Carlos Alberto Rodrigues Guilherme	-	-	-
Denise Aguiar Alvarez	-	-	-
Domingos Figueiredo de Abreu	-	-	-
João Aguiar Alvarez	-	-	-
Josué Augusto Pancini	-	-	-
Luiz Carlos Trabuco Cappi	-	-	-
Maurício Machado de Minas	-	-	-
Milton Matsumoto	-	-	-
Banco Bradesco S.A			1

0008 - Indication of all the names that make up the
coalition
Coalition identification: 000000001 – Controlling
Shareholders
Candidates: Ariovaldo Pereira (Effective) and Jorge	9,054,007	-	86,384,261
Tadeu Pinto de Figueiredo (Alternate)
Domingos Aparecido Maia (Effective) and
Nilson Pinhal (Alternate)
José Maria Soares Nunes (Effective) and
Renaud Roberto Teixeira (Alternate)
0009 - If one of the candidates that make up the	-	67,494,002	27,944,266
coalition stops being part of it to accommodate the
separate election dealt with in Articles 161, Paragraph
Four, and 240 of Law no. 6,404 of 1976, do you want
the votes of your shares to be given to the same
coalition chosen?
0010 - Appointment of candidates for the Fiscal
Council by minority shareholders holding common
shares (the shareholder must fill in this field if it has
not filled the general election field)
Candidates: João Carlos de Oliveira (Effective) and	8,598,287	-	86,839,981
José Luiz Rodrigues Bueno (Alternate)
0011 - Appointment of candidates to compose the
Fiscal Council by preferred shareholders not entitled
to voting rights or with restricted vote
Candidates:
Luiz Alberto de Castro Falleiros	-	11,486,807	351,053,026
(Effective) and Eduardo Georges Chehab
(Alternate)
Luiz Carlos de Freitas (Effective) and João	-	11,486,807	351,053,026
Sabino (Alternate)
Walter Luis Bernardes Albertoni	331,553,801	-	30,986,032
(Effective) and Reginaldo Ferreira
Alexandre (Alternate)
0012 - Proposal of compensation (fixed and variable),	37,926,799	41,289,865	16,221,604
in the annual overall amount of up to
R$335,000,000.00, and annual budget of up to
R$345,000,000.00 to fund the pension plan for the
management, for the year of 2018.
0013 - Proposal of monthly compensation, in the	78,968,042	-	16,470,226
amount of R$18,000.00, for each effective member of
the Fiscal Council, for the year of 2018.

Banco Bradesco S.A.

Shares and Custody Department

Banco Bradesco S.A	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2018

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President, Chief Risk Officer (CRO) and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.